MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31,2016

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The following management’s discussion and analysis ("MD&A"), which is dated as of April 2, 2017, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2016 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of United States dollars (except per share and per ounce amounts), unless otherwise specified. The Company’s financial statements are prepared in United States dollars. All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 2, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization (as defined herein) and the anticipated effect of the Recapitalization on the Company’s operations and financial condition, estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. Forward-looking statements include but are not limited to the statements under the “Outlook”, “Corporate Development” and “Liquidity and Capital Resources” sections of this MD&A. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production on September 1, 2012 and January 1, 2016, respectively. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located in the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Namoya, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, average gold price received, gold margin and EBITDA are non-International Financial Reporting Standards (“Non-IFRS”) measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

2016 HIGHLIGHTS

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the year ended December 31, 2016, reflects the activity of both Twangiza and Namoya while the financial results for the year ended December 31, 2015, reflect the activity of only Twangiza. The table below provides a summary of financial and operating results for the three months and years ended December 31, 2016 and 2015, as well as the three months ended September 30, 2016:

	Q4 2016	Q4 2015	Change %	Q3 2016	2016	2015	Change %
Selected Financial Data
Operating revenues	54,692	34,606	58%	67,465	228,346	156,710	46%
Total mine operating expenses[1]	(53,377)	(25,232)	112%	(56,085)	(205,912)	(100,665)	105%
Gross earnings from operations	1,315	9,374	(86%)	11,380	22,434	56,045	(60%)
Net loss	(9,654)	(19,446)	(50%)	(4,658)	(50,932)	(73,543)	(31%)
EBITDA	9,720	11,922	(18%)	23,871	62,154	68,268	(9%)
Basic net (loss)/earnings per share ($/share)	(0.03)	(0.08)	(63%)	(0.02)	(0.17)	(0.29)	(41%)
Key Operating Statistics
Average gold price received ($/oz)	1,163	1,106	5%	1,266	1,190	1,157	3%
Gold sales (oz)	47,034	31,303	50%	53,284	191,966	135,391	42%
Gold production (oz)	50,449	30,440	66%	53,377	197,691	135,532	46%
All-in sustaining cost per ounce ($/oz) – mine site	973	745	31%	869	900	657	37%
Cash cost per ounce ($/oz)	811	601	35%	734	761	553	38%
Gold margin ($/oz)	352	505	(30%)	532	429	604	(29%)
Financial Position
Cash including restricted cash	11,373	2,262		19,566	11,373	2,262
Gold bullion inventory at market value[2]	10,550	2,398		7,169	10,550	2,398
Total assets	897,940	871,731		898,754	897,940	871,731
Long term debt - current and non-current	206,479	168,127		204,543	206,479	168,127

(1) Includes depletion and depreciation.
(2) This represents 9,207 ounces of gold bullion inventory shown at December 31, 2016 closing market price of $1,146 per ounce of gold.

•

Operating revenues for the year ended December 31, 2016 were $228,346, 46% higher compared to the prior year of $156,710. During 2016, ounces of gold sold increased by 42% to 191,966 ounces compared to sales of 135,391 ounces during 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during 2016 was $1,190, comparable to an average price of $1,157 per ounce obtained during 2015. The average gold price per ounce was lower than the average spot gold price during 2016 as a result of lower implied prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2016 were $205,912, compared to the prior year of $100,665. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the $105,247 increase in mine operating expenses attributable to production costs and depletion and depreciation, were $71,001 and $34,246, respectively, for the year ended December 31, 2016.

•

Gross earnings from operations for the year ended December 31, 2016 were $22,434, compared to $56,045 for the prior year period. The 46% increase in revenue for the year ended December 31, 2016 was more than offset by 105% increase in mine operating expenses as a result of the contribution from two mines.

•

Consolidated EBITDA for the year ended December 31, 2016 was $62,154 compared to $68,268 for 2015, reflecting the lower production levels at Twangiza offset by the contribution from Namoya. Consolidated EBITDA for the three months ended December 31, 2016 was $9,720, a decrease from $23,871 for the three months ended September 30, 2016 due to lower production levels at both the Twangiza and Namoya mines.

•

Net loss for the year ended December 31, 2016 of $50,932, was driven by finance expenses of $45,693 and non-cash items totaling approximately $8,591, relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements and preferred shares, due to improvements in the gold price environment.

•

Cash costs per ounce sold for the fourth quarter of 2016 were $811, 35% higher than $601 for the prior year period. The increase in cash costs are mainly due to the strong performance from Twangiza during 2015 when production levels exceeded expectations resulting in significant benefits in unit costs and Namoya being under development in 2015. With Namoya in production, cash costs per ounce on a sales basis for the year ended December 31, 2016 were $761 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 38% increase from $553 per ounce of gold for the year ended December 31, 2015.

•

Mine site all-in sustaining costs for the year ended December 31, 2016 were $900 per ounce (compared to $657 per ounce of gold for the year ended December 31, 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the fourth quarter of 2016 were $973 per ounce of gold (compared to $745 per ounce of gold in 2015) due to higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II) OPERATIONAL - TWANGIZA

•	During 2016, Twangiza experienced 1 loss time injury (“LTI”) relating to employees and 3 LTIs relating to contractors.

•

During 2016, the plant at the Twangiza Mine processed 1,673,178 tonnes of ore at an average grade of 2.71 g/t Au (compared to 1,714,593 tonnes of ore at 3.03 g/t Au during 2015). The process recovery during 2016 was 72.7% (compared to 80.9% during 2015) to produce 104,438 ounces of gold (compared to 135,532 during 2015). Recoveries at Twangiza during the year were driven by the blend of ore type based on the available mining faces.

(III) OPERATIONAL – NAMOYA

•	During 2016, Namoya experienced no LTIs relating to employees and 1 LTI relating to contractors.

•

During 2016, the plant at the Namoya Mine stacked 2,209,212 tonnes of ore (compared to 1,416,156 tonnes during 2015). Namoya stacking levels increased from commercial production levels at the beginning of the year to design capacity levels during the second half of 2016. The head grade of ore stacked during 2016 was 1.89 g/t Au (compared to 1.88 g/t Au during 2015). Namoya produced 93,253 ounces of gold during 2016 (compared to 47,837 ounces of gold 2015).

(IV) EXPLORATION

•	During 2016, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V) CORPORATE DEVELOPMENT

•

In February 2016, the Company closed a $67,500 gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”), a subsidiary of the Baiyin Stream Partnership I, LP, (a mining investment fund managed by Resources FinanceWorks Limited), a $22,500 term loan (“Term Loan”) funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”), and an $8,750 equity private placement to RFWB. With the closing of these transactions, the Company set aside restricted funds for the remaining three interest payments under the Company’s Notes (as defined below).

•

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser a buyback price in cash equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

•

The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016 extended until November 30, 2020 provided certain financial tests are met that was subsequently changed to March 1, 2017. The facility bears interest at a rate of 8.5% per annum, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. Banro issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

•

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million warrants to RFWB, for total gross proceeds to the Company of $8,750. These warrants have the same terms as the Warrants issued under the Term Loan transaction as set forth above. The 50 million shares acquired by RFWB currently represent approximately 16.5% of the outstanding common shares of Banro. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

•

In February 2016, concurrent with the closing of the above transactions, RFWB purchased from Gramercy $40,000 of the Notes issued by Banro on March 2, 2012 and $20,000 of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

•

In April 2016, the Company announced a mineral resources and mineral reserves update, increasing the Company’s mineral reserves 9% to 3.18 Moz after depletion of 0.21 Moz at Twangiza and Namoya, effective as of December 31, 2015.

•

During 2016, the Company advanced planning and analysis on its potential hydro power project opportunities relating to operations at both Twangiza and Namoya. It is expected that the hydro power projects would provide significant savings in power generation costs, reducing overall operating costs throughout the life of mine.

•

In July 2016, the Company entered into a $10,000 loan facility with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFWB, which currently owns approximately 16.5% of the outstanding common shares of the Company. The loan facility was funded by Baiyin in two equal tranches, the first tranche was funded in July 2016 and the second tranche was funded in September 2016. In connection with the loan facility, the Company and Baiyin agreed to the terms of a dore purchase arrangement, pursuant to which Baiyin will purchase, at market prices, approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya, in each case until the date the loan facility is repaid. As of the date of this MD&A, this arrangement had not yet been implemented. The terms of the Recapitalization contemplate that the maturity date of the said loan facility will be extended to February 28, 2020.

•

In January 2017, the Company entered into a support agreement with major stakeholders of the Company to refinance a total of $207,500 of outstanding debt, equitize outstanding preferred and preference shares, and raise $45,000 by way of a gold forward sale (collectively the “Recapitalization”).

The maturing Notes of $175,000 and Term Loan of $22,500 will be replaced by new $197,500 senior secured notes (“New Notes”) with a 4-year maturity. The Series A preference shares of the Company and preferred shares of three of its Barbados subsidiaries (collectively the “Preferred Shares”) (including the value of accrued and unpaid dividends with the exception of an estimated $1,600) will be converted into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis. A new secured gold forward sale will provide $45,000 for the Company to be used for working capital and general corporate purposes, including payment of transaction costs and repayment of an interim loan of $6,500 provided in February 2017. In connection with this Recapitalization, holders of the New Notes will be issued 575.11449 common shares per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$0.80 per share or higher will be cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled will, in aggregate, retain approximately 30% of the common shares of the Company on a fully-diluted basis.

On March 31, 2017, meetings of Noteholders, preference shareholders and common shareholders of the Company were held and the requisite security holder approvals for the Recapitalization were obtained at those meetings. Implementation of the Recapitalization remains subject to successfully obtaining all other required approvals including those from the court, the Toronto Stock Exchange and the NYSE MKT. Implementation of the Recapitalization is expected to occur in early to mid-April 2017.

If the remaining requisite approvals are not obtained, the Company may immediately seek to enter Canadian insolvency proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). The support agreement contemplates that any CCAA plan must be acceptable to certain of the supporting parties and may provide that the existing common shares and all options, warrants, rights or similar instruments be cancelled and extinguished without consideration. Subject to the agreement of certain supporting parties, the Notes, the Term Loan and the Preferred Shares shall be treated in a manner consistent with the Recapitalization or in a manner otherwise acceptable to certain of the supporting parties in the event of a CCAA plan.

Also see the “Liquidity and Capital Resources” section of this MD&A.

TWANGIZA MINE

Twangiza’s efforts during 2016 were focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones.

TWANGIZA MINE	Q4 2016	Q3 2016	Prior Quarter Change %	2016	2015	Prior Year Change %
Gold sales (oz)	24,459	25,321	(3%)	101,496	135,391	(25%)
Gold produced (oz)	26,395	25,187	5%	104,438	135,532	(23%)
Material mined (t)	1,601,524	1,420,698	13%	4,955,679	3,284,874	51%
Ore mined (t)[1]	500,385	588,897	(15%)	1,999,565	2,061,731	(3%)
Waste mined (t)	1,101,139	831,801	32%	2,956,114	1,223,143	142%
Strip ratio (t:t)[2]	2.20	1.41	56%	1.48	0.59	151%
Ore milled (t)[1]	406,044	437,375	(7%)	1,673,178	1,714,593	(2%)
Head grade (g/t Au)[3]	2.85	2.62	9%	2.71	3.03	(11%)
Recovery (%)	71.0	67.0	6%	72.7	80.9	(10%)
Cash cost per ounce ($US/oz)	792	728	9%	712	553	29%

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.

Mining productivity during 2016 increased significantly over 2015 as Twangiza continued to move increased amounts of material to advance the mining program. Recoveries at Twangiza during 2016 were impacted by the blend of ore type based on available mining faces and delays in the delivery and installation of the fine crushing expansion that was expected during the quarter. Certain equipment procured for the fine crushing expansion has been received on site and commissioning during the first quarter of 2017, with additional components to be installed during 2017.

Mining productivity continued to improve during the fourth quarter of 2016, with Twangiza moving increased amounts of waste material with the goal of achieving increased ore deliveries in future quarters. Recoveries at Twangiza during the fourth quarter continued to be impacted by the blend of ore types based on available mining faces. The combined impact of lower than expected mill throughput and recoveries during the fourth quarter resulted in the gold production at Twangiza remaining consistent with the previous quarters of 2016 rather than increasing as expected. Twangiza’s production in the fourth quarter of 2016 was consistent with the third quarter of 2016.

Gross spending and unit costs of Twangiza for the 2016 full year and related quarters are as follows:

Mine Operating Costs		($000s)				Cost per tonne Milled ($/t)
	2016	Q4 2016	Q3 2016	Q2 2016	Q1 2016	2016	Q4	Q3	Q2	Q1
Mining Costs	18,775	5,222	4,720	4,722	4,111	11.22	12.86	10.79	11.38	9.91
Processing Costs	36,155	9,691	9,328	8,582	8,554	21.61	23.87	21.33	20.69	20.62
Overhead	22,430	6,864	4,962	5,431	5,173	13.41	16.90	11.34	13.09	12.47
Direct Spend	77,360	21,777	19,010	18,735	17,838	46.24	53.63	43.46	45.16	42.99
Inventory Adjustments	(5,065)	(2,402)	(586)	(365)	(1,712)	(3.03)	(5.92)	(1.34)	(0.88)	(4.13)
Total mine operating cost	72,295	19,375	18,424	18,370	16,126	43.21	47.72	42.12	44.28	38.86
Total tonnes milled (tonnes)	1,673,178	406,044	437,375	414,829	414,930

Gross spending costs for the fourth quarter increased in line with management expectations and the gross mine operating costs reflect the higher mining activity. On a unit basis, the cost per tonne milled in 2016 decreased slightly from $43.69 in 2015 to $43.21, primarily due to lower diesel costs partially offset by the 2% decrease in tonnes milled.

Gross spending and unit costs for 2016 full year and in comparison to 2015 full year are as follows:

Mine Operating Costs	($000's)		Cost per tonne Milled ($/t)
	2016	2015	2016	2015
Mining	18,775	16,266	11.22	9.49
Processing	36,155	38,152	21.61	22.25
Overhead	22,430	20,866	13.41	12.17
Direct Spend	77,360	75,284	46.24	43.91
Inventory Adjustments	(5,065)	(367)	(3.03)	(0.21)
Total mine operating cost	72,295	74,917	43.21	43.69
Total tonnes milled (tonnes)	1,673,178	1,714,593

Mining

A total of 4,955,679 tonnes of material (2015 – 3,284,874 tonnes) were mined at Twangiza during 2016, an increase of 51% from the previous year. Total ore mined was 1,999,565 tonnes during 2016, a decrease of 3% from 2,061,731 tonnes during 2015. The strip ratio in 2016 of 1.48 increased from 2015 of 0.59 as the operation continued to move additional waste to expose ore zones based on the mine plan. While total tonnes mined increased 51% in 2016 compared to 2015, the cost of mining operations only increased 15% as the operations benefited from economies of scale and increased productivity in addition to replacing contractor equipment with owner operated equipment. The increase in mining cost per tonne milled from $9.49 in 2015 to $11.22 in 2016 was primarily due to the 142% increase in waste mined.

Processing

During 2016, the plant at the Twangiza Mine processed 1,673,178 tonnes of ore, a decrease of 2% from 1,714,593 tonnes processed in 2015. Gross processing costs decreased 5% from 2015 primarily as a result of lower throughput levels and the replacement of contractor equipment with owner operated equipment. The resulting cost per tonne milled in 2016 decreased 3% from $22.25 per tonne in 2015 to $21.61 per tonne in 2016.

Sustaining Capital Activities

During 2016, sustaining capital expenditures of approximately $16.3 million at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of primary mobile and auxiliary equipment.

Expansion Capital Activities

During 2016, expansion capital activities of approximately $1.9 million related to the procurement of equipment for the fine crushing expansion project and work performed in relation to the new TMF.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Twangiza for 2016 were $712 per ounce increasing 29% from $553 per ounce in 2015 mainly due to the 25% decrease in ounces sold. The all-in sustaining costs increased from $657 per ounce in 2015 to $873 per ounce in 2016, due to a combination of the higher cash costs and fewer ounces sold compared to prior year. In the fourth quarter of 2016, cash costs per ounce sold increased 32% compared to the corresponding prior year period mainly due to the decrease in ounces sold. All-in sustaining costs increased in the fourth quarter of 2016 compared to the corresponding prior year period mainly due to the increase in cash costs as well as increased sustaining capital due to expansion of the mining fleet which have been commissioned in early 2017.

Cash Cost per ounce sold	($US/ounce)			($US/ounce)
	2016	2015	Change %	Q4 2016	Q4 2015	Change %
Mining Costs	185	120	54%	214	117	82%
Processing Costs	356	282	26%	396	288	38%
Overhead	221	154	43%	281	188	50%
Direct Spend	762	556	37%	890	592	50%
Inventory Adjustments	(50)	(3)	1,741%	(98)	9	(989%)
Total cash costs per ounce	712	553	29%	792	601	32%
Total ounces sold (ounces)	101,496	135,391	(25%)	24,459	31,303	(22%)
All-in sustaining costs per ounce	873	657	33%	1,013	745	36%

NAMOYA MINE

Namoya’s efforts during 2016 were focused on the ramp up from commercial production operating levels to design capacity, including increasing mining and processing productivity levels.

NAMOYA MINE	Q4 2016	Q3 2016	Prior Quarter Change %	2016	2015	Prior Year Change %
Gold sales (oz)	22,575	27,963	(19%)	90,470	47,409	91%
Gold produced (oz)	24,054	28,190	(15%)	93,253	47,837	95%
Material mined (t)	2,950,552	2,709,422	9%	9,547,497	4,768,041	100%
Ore mined (t)[1]	666,037	602,183	11%	2,100,169	1,179,096	78%
Waste mined (t)	2,284,515	2,107,239	8%	7,447,328	3,588,945	108%
Strip ratio (t:t)[2]	3.43	3.50	(2%)	3.55	3.04	17%
Ore stacked (t)[1]	653,049	656,724	(1%)	2,209,212	1,416,156	56%
Head grade (g/t Au)[3]	1.78	1.87	(5%)	1.89	1.88	1%
Cash cost per ounce ($US/oz)	830	740	12%	814

(1) The difference between ore mined and ore stacked is, generally, the result of the depleting of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore stacked.

Mining productivity during 2016 increased significantly over 2015 as Namoya continued to move increased tonnes in line with the mining program. Tonnes stacked in 2016 increased 56% from the prior year to 2,209,212, including 1,309,773 tonnes stacked during the second half of 2016 which was in line with design capacity. Increased productivity levels throughout the operation were supported by additional mining equipment which provided a direct contribution to the 100% increase in material mined including the 78% increase in ore mined compared to prior year. Namoya produced 93,253 ounces of gold in 2016, reflecting the ramp up from commercial production during the first half of 2016 to steady state operating levels.

Mining productivity during the fourth quarter of 2016 continued to improve with a 9% increase in material mined compared to the third quarter of 2016. Processing levels during the fourth quarter of 2016 were in line with the previous quarter which was in line with design capacity. Gold production at Namoya during the fourth quarter of 2016 was 24,054 ounces, a decrease of 15% compared to 28,190 in the third quarter of 2016, primarily as a result of lower head grades stacked during the latter parts of the third quarter and the earlier parts of the fourth quarter.

Gross spending and unit costs at Namoya for 2016 are as follows:

Mine Operating Costs	($000s)					Cost per tonne stacked ($/t)
	2016	Q4	Q3	Q2	Q1	2016	Q4	Q3	Q2	Q1
Mining Costs	29,091	7,539	8,041	7,871	5,640	13.17	11.54	12.24	16.22	13.62
Processing Costs	29,482	7,408	7,520	7,689	6,865	13.35	11.34	11.45	15.84	16.58
Overhead	21,782	6,774	5,545	4,018	5,445	9.86	10.37	8.44	8.28	13.15
Direct Spend	80,355	21,721	21,106	19,578	17,950	36.37	33.26	32.14	40.34	43.34
Inventory Adjustments	(6,732)	(2,976)	(422)	(1,435)	(1,899)	(3.05)	(4.56)	(0.64)	(2.96)	(4.59)
Total mine operating cost	73,623	18,745	20,684	18,143	16,051	33.33	28.70	31.50	37.38	38.76
Total tonnes stacked (tonnes)	2,209,212	653,049	656,724	485,319	414,120

Direct spending costs for the fourth quarter increased slightly from the third quarter of 2016. On a unit basis, the cost per tonne stacked during 2016 decreased from the first half of the year to the second half of the year as a result of increase tonnes stacked as the operation progressed from commercial production levels to design capacity operating levels.

Mining

A total of 9,547,497 tonnes of material was mined during 2016 (2015 – 4,768,041 tonnes), including ore mined of 2,100,169 tonnes (2015 – 1,179,096 tonnes). While total tonnes mined increased approximately 100%, ore mined only increased approximately 78%, resulting in the strip ratio increasing from 3.04 to 3.55. The mining cost per tonne stacked decreased in the second half of 2016 as a result of the increase in tonnes stacked partially offset by the increase in gross mining costs as a result of the increased tonnes mined.

Processing

During 2016, 2,209,212 tonnes of ore was stacked (2015 – 1,416,156 tonnes), representing a 56% increase from the prior year, as Namoya’s processing activities reach design capacity in the second half of the year. The processing cost per tonne stacked decreased in the second half of 2016 as a result of the increase in tonnes stacked, driven by the delivery of ore from mining operations and improved utilization levels. Recoveries at Namoya are trending towards 80%, which is consistent with prior and on-going metallurgical test work.

Sustaining Capital Activities

During 2016, sustaining capital at Namoya was approximately $10.5 million, consisting of the extension of the heap leach pad and mobile equipment.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Namoya for 2016 were $814. Cash costs per ounce decreased on a quarterly basis through the third quarter of the year, trending in line with production levels, and increased in the fourth quarter as a result of the decrease in production driven by lower grade ore stacked late in the third quarter and early in the fourth quarter of 2016. The all-in sustaining costs per ounce for 2016 was $930, trending in-line with cash costs per ounce.

Cash Cost per ounce sold	($US/ounce)
	2016	Q4	Q3	Q2	Q1
Mining Costs	322	334	288	339	337
Processing Costs	325	328	269	332	410
Overhead	241	300	198	173	325
Direct Spend	888	962	755	844	1,072
Inventory Adjustments	(74)	(132)	(15)	(62)	(113)
Total cash costs per ounce	814	830	740	782	959
Total ounces sold (ounces)	90,470	22,575	27,963	23,189	16,743
All-in sustaining costs per ounce	930	930	860	957	1,006

EXPLORATION

During 2016, the exploration team continued with near mine resource development activities at Namoya and low level regional exploration and target generation works in the Twangiza, Lugushwa and Kamituga projects. Regional exploration activities included auger drilling and geological mapping.

Resource development activities at Namoya during the fourth quarter included initial RC drilling with the aim of upgrading the in-pit inferred blocks in the Kakula and Muviringu deposits into a higher resource category. The results obtained were in line with expectations. Additional follow up activities are planned. Additional target generation auger drilling activities and site preparation were undertaken in preparation of drill rig availability in the upcoming quarters when further resource conversion drilling will be completed. Additional targets were generated at Bulawayo and Seketi in addition to the recently discovered Namoya Summit hanging wall mineralized zone. All of these targets are expected to be drilled in the near-term.

In addition to the surface exploration activities, the exploration team explored opportunities related to underground resource targets at both Twangiza and Namoya beginning with desktop reviews of existing deep drilling data from the historical drilling programs carried out by the Company in order to identify next steps for evaluating potential underground resources.

OUTLOOK

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company also intends to transition from diesel to hydro generated power at Twangiza and Namoya which is expected to significantly reduce operating costs. Diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant. Banro is pursuing discussions with third parties with respect to the potential construction, financing and operation by third parties of a hydro plant that would be large enough to provide power to both Twangiza and Namoya. In addition, management is in the process of planning and implementing certain efficiency improvements at Twangiza and Namoya. At Twangiza, the Company intends to increase mill throughput by 10% to 15% from current design capacity through de-bottlenecking activities such as the incremental expansion of the pre-crushing circuit. At Namoya, the Company is planning to implement various optimization measures to enhance production and reduce operating costs, including the optimization of the crushing circuit, the agglomerated heap leap processing circuit and the installation of higher capacity pumps.

Furthermore, the Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza’s topography, adit access by horizontal or nearly horizontal shafts would be employed which tends to be less capital intensive than typical underground mining operations which utilize vertical shafts. Like at Twangiza, Namoya’s mineral resources endowment is also suited for underground mining under its existing pits through adit access. Banro anticipates that it would pursue the underground expansion at Namoya before doing so at Twangiza.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2017. These objectives are aimed at increasing gold production while containing costs and increasing the Company’s quality of mineral resources to potentially improve the medium term economics of the mines. These objectives include:

•	Implement the fine crushing expansion project at Twangiza while continuing to optimize the plant and rationalize costs.
•	Focus on maintaining steady production at Namoya with a focus on the heap leach.
•	Progress the new TMF at Twangiza to support the increased mine life of the operation and reduce the overall cost of tailings disposal for Twangiza.
•	Continue exploration initiatives on completing additional delineation for the Namoya resource and defining the resources on the newly discovered targets.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	2016	2015	Change %	2014

Operating revenues ($000's)	228,346	156,710	46%	125,436
Production costs ($000's)	(145,918)	(74,917)	95%	(69,148)
Depletion and depreciation ($000's)	(59,994)	(25,748)	133%	(26,897)
Gross earnings from operations ($000's)	22,434	56,045	(60%)	29,391

General & administration ($000's)	(16,035)	(12,074)	33%	(11,318)
Finance expenses ($000's)	(45,693)	(20,195)	126%	(15,623)
Net (loss)/income ($000's)	(50,932)	(73,543)	(31%)	320
EBITDA ($000's)	62,154	68,268	(9%)	39,675
Basic net loss per share ($/share)	(0.17)	(0.29)	(41%)	0.00

Operating Revenues

Operating revenues increased $71,636, or 46% in 2016 as compared to 2015 as a result of Namoya declaring commercial production as of January 1, 2016. During 2016, ounces of gold sold increased by 42% to 191,966 ounces compared to sales of 135,391 ounces during 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during 2016 was $1,190, comparable to an average price of $1,157 per ounce obtained during 2015. The average gold price per ounce was lower than the average spot gold price during 2016 as a result of lower implied prices for stream revenues recognized. The increase in operating revenue from 2014 to 2015 was a result of the increase in ounces sold due to higher than expected operating performance at Twangiza, partially offset by a lower realized gold prices.

Production costs by element

Production Costs	2016	2015	Change	2014	$/oz Sold		Change	2014
	($000's)	($000's)		($000's)	2016	2015
Raw materials and consumables	52,367	19,195	173%	16,694	273	142	92%	165
Diesel	22,717	12,986	75%	17,747	118	96	23%	175
Salaries	32,683	17,785	84%	15,441	170	131	30%	153
Contractors	23,575	10,666	121%	9,780	123	79	56%	97
Other overhead	26,373	14,652	80%	10,589	137	108	27%	105
Direct spend	157,715	75,284	109%	70,251	821	556	48%	694
Inventory adjustments	(11,797)	(367)	3,114%	(1,103)	(61)	(3)	2,167%	(11)
Total production costs	145,918	74,917	95%	69,148	760	553	37%	683

Production costs, excluding inventory adjustments, for 2016 increased 109%, from 2015, as Namoya declared commercial production effective January 1, 2016 resulting in there being two mines as opposed to only Twangiza in 2015. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased 173%, during the year ended December 31, 2016 from the corresponding prior year period primarily due to increased consumption levels due to contributions from both operations. As a result of lower levels of production at Twangiza compared to the prior year coupled with Namoya completing ramp up to steady state operating levels, the cost per ounce sold for the year ended December 31, 2016 increased 38%. Raw material and consumables increased from 2014 to 2015 as a result of increased mill throughput at Twangiza.

Diesel

Diesel costs increased 75% during 2016 as compared to the prior year as a result of contributions from both operations. The increase from both operations is not proportional as a result of Namoya having lower power requirements for processing activities compared to Twangiza. The diesel cost per ounce sold in 2016 increased 23% from 2016, mainly due to lower levels of production at Twangiza. Diesel costs decreased significantly from 2014 to 2015 as a result of favorable market conditions for crude oil.

Salaries

Salaries increased 84% during the year ended December 31, 2016 compared to the prior year driven by the contribution of production costs from Namoya. On a cost per ounce sold basis, the increase of 30% was driven by the lower production at Twangiza compared to 2015 along with higher unit costs from Namoya as production levels increased to steady state levels. Salaries increased 15% during the year ended December 31, 2015 compared to 2014 primarily due to production related bonuses as well as increased levels of activity in the process plant for the full year.

Contractors

Contractors increased 121% during 2016 compared to the prior year as a result of the contribution of production costs from Namoya. Similar to salaries, on a cost per ounce sold basis, the increase of 56%, for the year ended December 31, 2016 was driven by the lower production at Twangiza compared to 2015 and the higher unit costs from Namoya as production levels increased to steady state levels. Contractors increased from 2014 to 2015 as a result of equipment hire contracts during 2015 being utilized to support mining operations.

Other overhead

Other overhead expenses, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures and travel and camp costs, increased 80% in the year ended December 31, 2016, compared to the prior year primarily due to the contribution of production costs from Namoya. Consistent with other costs like salaries that are generally more fixed cost in nature, the cost per ounce sold increased 27%, for the year ended December 31, 2016, compared to 2015 due to lower production levels at Twangiza and the ramp up to steady state at Namoya. Other overhead expenses increased from 2014 to 2015 as a result of increase production levels and the resulting sales which increase costs such as refining, freight and royalties as well as higher camp accommodation costs.

Inventory adjustments

The inventory adjustments credit to production costs increased in 2016 compared to 2015. The increase in 2016 compared to the prior year was a result of an increase in net stockpiles, gold-in-process and gold bullion inventory levels from both Twangiza and Namoya.

General and administrative expenses

The table below provides the general and administrative expenses for the year ended December 31, 2016, 2015 and 2014.

General & administrative expenses	2016	2015	Change	2014	$/oz Sold			2014
	($000's)	($000's)		($000's)	2016	2015	Change
Salaries and employee benefits	2,899	3,363	(14%)	3,102	15	25	(40%)	31
Consulting, management, and professional fees	2,636	1,807	46%	2,106	14	13	8%	21
Office and sundry	1,372	2,173	(37%)	1,394	7	16	(56%)	14
DRC corporate office	8,196	3,715	121%	3,755	43	27	59%	37
Depreciation	54	75	(28%)	89	-	1	(100%)	1
Other	878	941	(7%)	872	5	7	(29%)	9
General and administrative expenses	16,035	12,074	33%	11,318	84	89	(6%)	112

Other charges & provisions	8,886	11,842	(25%)	1,141	46	87	(47%)	11

General and administrative expenses increased 33% to $16,035 for the year ended December 31, 2016, as compared to $12,074 for 2015 and were $11,318 for the year ended December 31, 2014. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits decreased 14% during the year ended December 31, 2016 as compared to 2015 as a result of a reduction in personnel. Salaries and employee benefits increased from 2014 to 2015 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases.

Consulting, management, and professional fees

Consulting, management, and professional fees consist of legal and auditing fees, which increased to $2,636 for the year ended December 31, 2016, compared to $1,807 for 2015, as a result of additional costs incurred in the DRC in relation to employee benefit costs. The consulting, management, and professional fees decrease from $2,106 for the year ended December 31, 2014 was primarily a result of the weakening of the Canadian dollar in which many head office services are denominated.

Office and Sundry

Office and sundry for the year ended December 31, 2016 decreased to $1,372 compared to $2,173 for 2015 as a result of efforts to reduce spending in the current year. Office and sundry increased to $2,173 for the year ended December 31, 2015, compared to $1,394 for 2014, as a result of the additional costs associated with government and filing fees.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the year ended December 31, 2016, DRC regional office support expenses increased to $8,196 from $3,715 for 2015 as a result of the costs associated with the Namoya operations being reflected in the statement of comprehensive loss as opposed to being capitalized as development costs in previous years. For the year ended December 31, 2014, DRC regional office support expenses were $3,755 in line with 2015 costs.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation, which decreased by 7% for the year ended December 31, 2016 and increased by 8% in 2015 as compared to 2014.

Finance expenses

Finance expenses increased to $45,693 in the year ended December 31, 2016 from $20,195 in 2015, as a result of interest, dividends and the amortization of deferred financing fees that were previously capitalized to the Namoya mine under construction asset as borrowing costs, as well as increased transactions costs due to the nature of financing activities completed in 2016. Finance expenses increased significantly in the year ended December 31, 2015 compared to 2014, from $15,623 to $20,195, as a result of the Company requiring additional financing in order to provide improved liquidity.

Other charges and provisions

Other charges and provisions decreased in the year ended December 31, 2016 compared to 2015, from a loss of $11,842 to a loss of $8,886, as a result of non-cash items including fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, preferred shares, and warrants driven by improvements in the gold price environment and the increase in the share price of the Company that were outside the normal course of operating activities in 2016 partially offset by DRC fines and penalties in 2015 that did not recur in 2016. Other charges and provisions increased significantly from 2014 to 2015 as a result of significantly higher fair value losses on financial instruments compared to 2014 as well as provisions for DRC fines and penalties of $6,652 which relate to ongoing matters with various taxation authorities in the DRC relating to the current year and historical years of operations.

Net loss

The Company’s net loss for the year ended December 31, 2016 was $50,932 compared to net loss of $73,543, in 2015. The decreased net loss in the current year is a result of the $84,300 impairment charge taken in 2015 that did not recur in 2016 partially offset by lower gross earnings from operations, the recognition of non-cash fair value losses on derivative liabilities and increases in finance expenses due to transaction costs and all interest and dividends that were previously capitalized as borrowing costs being expensed. The Company’s net loss for the year ended December 31, 2015 was $73,543, compared to net income of $320 in 2014 with the net loss primarily due to the recognition of non-cash impairment charges relating to the Namoya Mine Under Construction balance.

EBITDA

EBITDA for the year ended December 31, 2016 decreased 9% compared to 2015, to $62,154 from $68,268, primarily due to the impact of Namoya as the operation ramps up to steady state production levels and decreases in gold ounces sold relating to Twangiza. EBITDA for the year ended December 31, 2015 increased 65% compared to the prior year, from $41,368 to $68,268, primarily due to an increase in gold ounces sold while operating expenses were contained partially offset by increased corporate costs and DRC fines and penalties relating to certain tax matters.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company capitalized exploration and evaluation expenditures of $9,501 in the Company’s consolidated statement of financial position for the year ended December 31, 2016, a decrease of 3% compared to 2015. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	2016	2015	Change
	($000's)	($000's)
Twangiza project	1,376	1,516	(9%)
Namoya project	1,154	1,185	(3%)
Lugushwa project	2,906	2,921	(1%)
Kamituga project	2,823	2,924	(3%)
Banro Congo Mining SARL	1,242	1,233	1%
	9,501	9,779	(3%)

As a part of managing costs across the Company, exploration work has been reduced and some support activities continue to be redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2016 and 2015. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Gold sales (oz)
Twangiza	24,459	25,321	26,492	25,224	31,303	34,467	35,665	33,956
Namoya	22,575	27,963	23,189	16,743	-	-	-	-
Total	47,034	53,284	49,681	41,967	31,303	34,467	35,665	33,956

Operating revenues	54,692	67,465	59,649	46,540	34,606	38,504	42,597	41,003
Production costs	(38,120)	(39,108)	(36,513)	(32,177)	(18,816)	(17,263)	(20,943)	(17,895)
Gross earnings before depletion and depreciation	16,572	28,357	23,136	14,363	15,790	21,241	21,654	23,108
Depletion and depreciation	(15,257)	(16,977)	(15,529)	(12,231)	(6,416)	(5,821)	(7,125)	(6,386)
Gross earnings from operations	1,315	11,380	7,607	2,132	9,374	15,420	14,529	16,722

Average gold price received ($/oz)	1,163	1,266	1,201	1,109	1,106	1,117	1,194	1,208

Impairment of mine under construction	-	-	-	-	(11,100)	(23,000)	(50,200)	-
Finance expenses	(11,910)	(11,033)	(10,383)	(12,367)	(3,717)	(3,139)	(7,284)	(6,055)
Net (loss)/income	(9,654)	(4,658)	(13,486)	(23,134)	(19,446)	(12,211)	(48,666)	6,780

Due to the commencement of commercial production of the Namoya mine on January 1, 2016 materially impacting the financial statements, a comparison of quarterly trends in 2016 and 2015 is not meaningful.

While the average quarterly gold price realized ranged from $1,106 to $1,266 per ounce over the last eight quarters, the annual average realized gold price was virtually unchanged year-over-year. Operating revenues in each quarter of 2016 were greater than the corresponding 2015 periods due to the inclusion of Namoya gold sales (a total of 90,470 ounces in 2016) being partially offset by a decrease in Twangiza gold sales in each quarter (a decrease of 33,895 ounces from 2015).

Quarterly production costs increased in 2016 (a total increase of $71,001 or 95%) compared with 2015 primarily due to the inclusion of Namoya production costs. While ounces of gold sold in 2016 increased quarterly year-over-year (a total of 56,575 ounces or 42% in 2016), gross earnings before depletion and depreciation was mixed on a quarterly basis year-over-year in 2016 with annual gross earnings before depletion and depreciation in 2016 totalling $82,428 compared to $81,793 in 2015.

The commencement of commercial production of Namoya was also primarily responsible for the quarterly increases in financing costs (previously capitalized) and depletion and depreciation in 2016 resulting in annual 2016 increases of $25,498 and $34,246 respectively.

In 2015, the Company recorded an impairment of mine under construction for the Namoya project for an aggregate amount of $84,300 in the second, third and fourth quarters. No impairment charges for mining properties were recorded in 2016.

Primarily due to the above items, net loss over the last eight quarters was highly variable.

LIQUIDITY AND CAPITAL RESOURCES

As at December 30, 2016, the Company had cash and cash equivalents of $1,294 plus restricted cash of $10,079 compared to cash and cash equivalents of $2,262 as at December 31, 2015. During the first quarter of 2016, the Company completed financings for gross proceeds totalling approximately $102,000 including a gold stream relating to Twangiza, a term loan, a private placement of common shares and warrants and a gold forward sale transaction. Additionally, the Company completed a $5,000 bank loan in the second quarter of 2016 and an additional term loan of $10,000 in the third quarter of 2016 following continued principal repayments on existing loans as well as gold forward sale deliveries.

During the year ended December 31, 2016, the Company spent $9,186 in cash for exploration and evaluation expenditures, $28,668 in cash on property, plant and equipment and $13,515 on the development of the Namoya mine (compared to $10,407 spent on exploration and evaluation expenditures, $25,004 on property, plant and equipment and $31,950 spent on the development of the Namoya mine during the year ended December 31, 2015). During the year ended December 31, 2016, dividends of $2,741 with respect to the preferred shares, were paid which included preferred share dividends accrued in the prior year. The accrued amount in respect of unpaid preferred share dividends was $2,173 as at December 31, 2016.

In January 2016, the Company further amended one of the gold forward sale agreements entered into by the Company in 2015 and received an additional $3,480 prepayment and revised the gold deliveries of 257 ounces per month to 381 ounces per month starting in January 2016.

In February 2016, the Company closed a $67,500 gold streaming transaction (the “Twangiza Transaction”) relating to the Twangiza mine with RFWB, a $22,500 Term Loan funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”), and a $8,750 equity private placement to RFWB. With the completion of these transactions, the Company extinguished certain gold forward sale arrangements for approximately $31,761 and deposited $26,230 with the trustee for the payment of interest on the Company’s Notes until their maturity in March 2017.

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years. In 2016,  the maturity of the Term Loan was accelerated to March 1, 2017 in conjunction with the proposed Recapitalization.

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8,750. These Warrants have the same terms as the Warrants issued under the Term Loan transaction as set forth above. The 50 million common shares issued to RFWB represent approximately 16.5% of the currently outstanding common shares of Banro. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

In July 2016, the Company entered into a $10,000 loan facility with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFWB, which currently owns approximately 16.5% of the outstanding common shares of the Company. The loan facility was funded by Baiyin in two equal tranches, the first tranche was funded in July 2016 and the second tranche was funded in September 2016. In connection with the loan facility, the Company and Baiyin agreed to the terms of a dore purchase arrangement, pursuant to which Baiyin will purchase, at market prices, approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya, in each case until the date the loan facility is repaid. As of the date of this MD&A, this arrangement had not yet been fully implemented. The terms of the Recapitalization contemplate that the maturity date of this loan facility will be extended to February 28, 2020.

As a result of restrictive covenants in the indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited. The Company continues to reduce operating costs, manage cash flows and investigate additional funding sources to provide additional liquidity should it experience production shortfalls at Twangiza or Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or a decline in the price of gold.

The Company’s senior secured notes (the “Notes”) with $175,000 in aggregate principal and the preferred shares issued by subsidiaries Twangiza (Barbados) Limited and Namoya (Barbados) Limited with aggregate principal of $43,000 mature in March and June 2017, respectively. In January 2017, the Company entered into a support agreement with major stakeholders to refinance a total of $207,500 of outstanding debt, equitize outstanding Preferred Shares and raise $45,000 by way of a gold forward sale, by way of a plan of arrangement (the “Plan”) under the Canadian Business Corporations Act (“CBCA”) (the “Recapitalization”). The maturing Notes of $175,000 and Term Loan of $22,500 will be replaced with $197,500 of New Notes with a 4-year maturity. The Preferred Shares (including the value of accrued and unpaid dividends with the exception of an estimated $1,600) will be converted into common shares of the Company representing approximately 60% of the common shares of the Company on a fully-diluted basis. A new secured gold forward sale will provide $45,000 for the Company to be used for working capital and general corporate purposes, including transaction costs and repayment of an interim loan of $6,500 provided in February 2017. In connection with the Recapitalization, holders of the New Notes will be issued 575.11449 common shares per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$0.80 per share or higher will be cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled, will in aggregate retain approximately 30% of the common shares of the Company on a fully-diluted basis. See Note 32 of the Annual Financial Statements.

On February 24, 2017, the Company announced that the Ontario Superior Court of Justice issued an interim order (the “Interim Order”) which, among other things, authorizes the Company to convene meetings of holders of its Notes and the Company’s series A preference shares and series B preference shares to approve, among other things, the Plan under the CBCA to implement the Recapitalization.

As the Notes and the Term Loan are contemplated to be exchanged pursuant to the Plan as described above, the principal repayments on the Notes and the Term Loan were not made on March 1, 2017 and the Notes and the Term Loan are expected to remain outstanding until the implementation of the Recapitalization.

The Interim Order also provides a stay whereby, until the earlier of April 30, 2017 and the date the Recapitalization is implemented, any person, including the holders of the Notes, is stayed from exercising certain rights or remedies, including rights or remedies arising as a result of the commencement of proceedings under the CBCA or any default or cross default under the Notes, against or in respect of the Company or any of its material subsidiaries or any of their respective properties or assets.

On March 31, 2017, meetings of Noteholders, preference shareholders and common shareholders of the Company were held and the requisite security holder approvals for the Recapitalization were obtained at those meetings. Implementation of the Recapitalization remains subject to successfully obtaining all other required approvals including those from the court, the Toronto Stock Exchange and the NYSE MKT. Implementation of the Recapitalization is expected to occur in early to mid-April 2017.

If the remaining requisite approvals are not obtained, the Company may immediately seek to enter Canadian insolvency proceedings under the CCAA. The support agreement contemplates that any CCAA plan must be acceptable to certain of the supporting parties and may provide that the existing common shares and all options, warrants, rights or similar instruments be cancelled and extinguished without consideration. Subject to the agreement of certain supporting parties, the Notes, the Term Loan and the Preferred Shares shall be treated in a manner consistent with the Recapitalization or in a manner otherwise acceptable to certain of the supporting parties in the event of a CCAA plan. See note 2 b) of the Annual Financial Statements.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at December 31, 2016 are described in the following table:

Contractual Obligations	Payments due by period
		Less than one	One to three	Four to five
	Total	year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	840	369	471	-
Finance lease	1,092	1,092	-	-
Equipment financing	8,282	5,867	2,415	-
Bank loans	9,513	9,513	-	-
Derivative instruments	11,958	9,018	2,940	-
Long-term debt	207,500	197,500	10,000	-
Interest on long-term debt[1]	11,198	10,533	665	-

(1) The Company has defeased the funds required for the future interest payments on the Notes.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2016 and 2015 was as follows:

	2016	2015
	($000's)	($000's)
Short-term employee benefits	3,209	3,338
Share-based payments	409	583
Other benefits	57	68
Employee retention allowance	132	253
	3,807	4,242

During the year ended December 31, 2016, directors fees of $469 (year ended December 31, 2015 - $316) were incurred for non-executive directors of the Company. As of December 31, 2016, $270 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Annual Financial Statements included the following:

Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, mine under construction recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimates and assumptions made may change if new information becomes available. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Depletion of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the year the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);
•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) was issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Notes offering) are approximated by their carrying values (unless otherwise disclosed).

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Credit Risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. The Company continues to reduce operating costs, manage cash flows and investigate additional funding sources to provide additional liquidity should it experience production shortfalls at Twangiza or Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or a decline in the price of gold. See Notes 29(e) and 32 of the Annual Financial Statements for additional details.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 of Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resource Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 2, 2017 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 2, 2017, the Company had outstanding 303,482 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 20,200 common shares, warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.236 per share until August 18, 2017, and an additional 12,500 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 until February 26, 2019). Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two Barbados subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share. Also see the “Liquidity and Capital Resources” section of this MD&A for proposed changes to the preferred shares, preference shares and stock options and for proposed common share issuances, in each case under the proposed Recapitalization.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2016 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the publicly filed reports is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2016, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. As of December 31, 2016, the Company has implemented procedures whereby management has reviewed and revised access privileges within the SAP accounting system from standard SAP user roles and has implemented additional access review controls to address the material weakness in internal controls over financial reporting relating to segregation of duties that was identified as of December 31, 2015. Other than as noted in the preceding sentence, there have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

	Q4 2016			Q4 2015
	Twangiza	Namoya	Consolidated	Twangiza	Q3 2016
Mine Operating Costs ($)	25,850	27,527	53,377	25,232	56,085
Depreciation ($)	(6,475)	(8,782)	(15,257)	(6,416)	(16,977)
Cash Costs ($)	19,375	18,745	38,120	18,816	39,108
Sustaining Capital ($)	5,405	2,255	7,660	4,507	7,188
All-In Sustaining Cost - Mine Site ($)	24,780	21,000	45,780	23,323	46,296
General and Administrative Costs and Other ($)			4,492		3,814
All-In Sustaining Cost - Total ($)			50,272		50,110

Ounces Sold	24,459	22,575	47,034	31,303	53,284
Cash Cost per Ounce $/oz	792	830	811	601	734
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,013	930	973	745	869
All-In Sustaining Cost per Ounce - Total $/oz			1,069		940

	2016			2015	2014
	Twangiza	Namoya	Consolidated	Twangiza	Twangiza
Mine Operating Costs ($)	98,409	107,503	205,912	100,665	96,045
Depreciation ($)	(26,114)	(33,880)	(59,994)	(25,748)	(26,897)
Cash Costs ($)	72,295	73,623	145,918	74,917	69,148
Sustaining Capital ($)	16,299	10,477	26,776	14,096	9,945
All-In Sustaining Cost - Mine Site ($)	88,594	84,100	172,694	89,013	79,093
General and Administrative Costs and Other ($)			17,151
All-In Sustaining Cost - Total ($)			189,845

Ounces Sold	101,496	90,470	191,966	135,391	101,225
Cash Cost per Ounce $/oz	712	814	761	553	683
All-In Sustaining Cost per Ounce - Mine Site $/oz	873	930	900	657	781
All-In Sustaining Cost per Ounce - Total $/oz			989

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q4 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	226	(5,636)	(5,410)	(4,244)	(9,654)
Finance expenses	1,050	1,886	2,936	8,499	11,435
Other non-cash charges	(1,184)	(14)	(1,198)	(6,621)	(7,819)
Share-based payments	6	5	11	76	87
Depletion and depreciation	6,475	8,782	15,257	14	15,271
Taxes	-	-	-	400	400
EBITDA	6,573	5,023	11,596	(1,876)	9,720

Q3 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,172	1,439	5,611	(10,269)	(4,658)
Finance expenses	911	1,611	2,522	7,854	10,376
Other non-cash charges	345	48	393	714	1,107
Share-based payments	8	2	10	46	56
Depletion and depreciation	6,631	10,346	16,977	13	16,990
EBITDA	12,067	13,446	25,513	(1,642)	23,871

Q4 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	2,784	(15,311)	(12,527)	(6,919)	(19,446)
Finance expenses	727	108	835	2,454	3,289
Other non-cash charges	1,641	11,128	12,769	8,396	21,165
Share-based payments	12	-	12	72	84
Depletion and depreciation	6,416	-	6,416	14	6,430
Taxes	-	-	-	400	400
EBITDA	11,580	(4,075)	7,505	4,417	11,922

2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,116	(14,107)	(9,991)	(40,941)	(50,932)
Finance expenses	5,818	5,920	11,738	31,531	43,269
Other non-cash charges	4,627	1,727	6,354	2,532	8,886
Share-based payments	39	24	63	420	483
Depletion and depreciation	26,114	33,880	59,994	54	60,048
Taxes	-	-	-	400	400
EBITDA	40,714	27,444	68,158	(6,004)	62,154

2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	36,856	(88,920)	(52,064)	(21,479)	(73,543)
Finance expenses	3,694	404	4,098	14,615	18,713
Other non-cash charges	6,138	84,441	90,579	5,563	96,142
Share-based payments	97	-	97	636	733
Depletion and depreciation	25,748	-	25,748	75	25,823
Taxes	-	-	-	400	400
EBITDA	72,533	(4,075)	68,458	(190)	68,268

2014	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	20,163	(327)	19,836	(19,516)	320
Finance expenses	4,796	327	5,123	7,247	12,370
Other non-cash charges	337	-	337	804	1,141
Share-based payments	(9)	-	(9)	561	552
Depletion and depreciation	26,897	-	26,897	88	26,985
Taxes	-	-	-	-	-
EBITDA	52,184	-	52,184	(10,816)	41,368

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov